April 11, 2014

VIA EDGAR

Mr. Thomas Kluck, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	American Residential Properties, Inc. Preliminary Proxy Statement on Schedule 14A File No. 001-35899 File No. 333-187450

Dear Mr. Kluck:

As counsel to American Residential Properties, Inc., a Maryland corporation (the “Company”), we are transmitting the Company’s response to the comment of the staff of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated April 11, 2014 relating to the Company’s preliminary proxy statement on Schedule 14A referenced above.

The comment contained in your letter is reprinted below in italics and is followed by the Company’s response. As you have requested, we have provided you with a courtesy copy of the revised pages in the Company’s proxy statement, which revisions will be reflected in the Company’s definitive proxy statement on Schedule 14A.

SEC Comment:

1. Please revise to include the financial information required by Item 13(a) of Schedule 14A or advise us why you believe you are not required to do so. Please refer to item 12(f) of Schedule 14A.

Mr. Thomas Kluck Legal Branch Chief

United States Securities and Exchange Commission

April 11, 2014

Company Response:

In response to the staff’s comment, the Company has revised the disclosure in the proxy statement to incorporate by reference all of the applicable financial information required by Item 13(a) of Schedule 14A, which information is contained in the Company’s Annual Report on Form 10-K filed on March 31, 2014. The Company notes that pro forma financial information as required by Rule 11-01 of Article 11 of Regulation S-X is not applicable to the Company because none of the conditions enumerated in Rule 11-01 exists.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366 or Mark W. Wickersham at 804-788-7281.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey, Esq.

cc:	Shant Koumriqian, Chief Financial Officer Mark W. Wickersham, Esq.

Enclosure